                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 1-10485
                            CUSIP NUMBER: 902252 10 5

Check one: [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
           [ ] Form N-SAR

For The Transition Period Ended: Year ended 12/31/99
The notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I. - REGISTRANT INFORMATION

A.   Full Name of Registrant - Tyler Technologies, Inc.

B.   Address of Principal Office - 2800 W. Mockingbird Lane

C.   City, State and Zip Code - Dallas, TX 75235

PART II. - RULES 12b-25(b) AND (c)

The subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b). The following should be completed. Check box if appropriate.

    [X]      (a)      The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable effort or expense;

    [X]      (b)      The subject annual report, semi-annual report, transition
                      report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                      10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]      (c)      The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

PART III. - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     At December 31, 1999, Tyler Technologies, Inc. ("the Company") owned approximately 32% of the outstanding voting common stock of H.T.E. Inc. (a publicly owned company hereafter referred to as HTEI, its NASDAQ trading symbol). Management of the Company has concluded that it has the ability to exercise significant influence and, accordingly, has accounted for its investment using the equity method of accounting since the respective dates of the acquisition of HTEI's common stock. Management of HTEI have informed the Company that its Form 10-K, including its consolidated financial statements, will not be filed until or near the filing deadline of March 30, 2000, nor will its independent auditors be in a position to issue their report and related consent to HTEI until that time. The independent auditors of the Company are required to make reference to the separate audit of HTEI and summary condensed financial information of this investment is required to be included in the Company's audited footnotes. In addition, because this investment is considered a significant subsidiary, separate consolidated financial statements of HTEI will be required to be presented in the Company's Form 10-K in accordance with Regulation S-X Section 3.09. Also, each of the independent auditors will be required to consent to the inclusion of their reports on the respective audited consolidated financial statements to update a Form S-8 previously filed by the Company. Therefore, each of the respective parties will need to include and review this information and perform appropriate procedures regarding the appropriateness of such information. Accordingly, management of the Company believes that this extension request is warranted since this registrant cannot file its Form 10-K without unreasonable effort or expense.

PART IV. - OTHER INFORMATION

     1.  Name of Person to Contact in Regard to this Notification:
         Theodore L. Bathurst, (214) 902-5016
         Chief Financial Officer

     2. Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding

         12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [X] Yes [ ] No

     3. It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


--------------------------------------------------------------------------------

                            Tyler Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 29, 2000
     -----------------------------

By: /s/ Theodore L. Bathurst
   -------------------------------
Name: Theodore L. Bathurst
     -----------------------------
Title: Chief Financial Officer
      ----------------------------